UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-94141
(Commission File Number)
EMPLOYEE STOCK OWNERSHIP PLAN OF TELECOMUNICACIONES DE PUERTO RICO, INC.
(Exact name of registrant as specified in its charter)
1515 Franklin D. Roosevelt Avenue
Guaynabo, Puerto Rico 00968
(787) 792-5628
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests under the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc.
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0
The Employee Stock Ownership Plan (the “Plan”) of Telecomunicaciones de Puerto Rico, Inc. (the “Company”) was terminated effective May 14, 2007, and accordingly longer offers and sells Telecomunicaciones de Puerto Rico, Inc. common stock and plan participation interests. As a result, the Plan has ceased to have a filing obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Telecomunicaciones de Puerto Rico, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 22, 2007	By:	/s/ Roberto Garcia
		Name:	Roberto Garcia
		Title:	Director